

Mail Stop 3030

April 1, 2010

<u>VIA U.S. MAIL AND FAX 31-20-59-77230</u>

P-J. Sivignon
Executive Vice-President,
Chief Financial Officer,
member of the Board of Management and
the Group Management Committee
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

> **Re:** **Koninklijke Philips Electronics N.V.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 001-05146-01**

Dear Mr. Sivignon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 10. Additional Information, page 78

1.   We note that you have incorporated by reference your Articles of Association. However, in future filings, please provide a description and summary of the information required by Item 10.B. of Form 20-F.

Item 12. Description of Securities other than Equity Securities, page 80

2.   In future filings, please provide the information required by Item 12 of Form 20-F. Please see Instruction 1 to Item 12 of Form 20-F.

Item 16G. Corporate Governance, page 83

3.   In future filings, please provide a concise summary of any significant ways in which your corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE.

Phillips Annual Report, Exhibit 15(B)

Group Financial Statements, page 155

Consolidated Statements of Income, page 155

4.   Since you classified expenses by function in your consolidated statements of income, please explain to us how you considered the additional disclosures required under paragraphs 104 - 105 of IAS 1.

Consolidated Statements of Cash Flows, page 160

5.   You reconcile net income or loss attributable to stockholders to net cash provided by operating activities instead of using net income or loss. Please tell us why you believe this presentation is appropriate under paragraphs 18(b) and 20 of IAS 7 which requires you to reconcile to profit or loss.

Note 11.11 Significant Accounting Policies, page 166

Revenue Recognition, page 167

6.   Please explain to us in greater detail how you record revenue for product sales for which you grant a residual value guarantee or that have a buy-back feature. In this regard, discuss how you apply IAS 17 to these transactions and discuss the nature of the

arrangements, any embedded derivatives and the accounting for any losses under the agreements. In future filings, please revise your disclosure so that instead of just citing an accounting standard, you explain how you apply the provisions of the standard to your transactions.

Leases, page 168

7.   You disclose that "Leases in which a *significant portion* of the risks and rewards of ownership are retained by the lessor are classified as operating leases." We note that you classify a lease as a finance lease when you have *substantially all the risk and rewards of ownership.* Please compare and contrast the criteria you use to classify an operating lease with that used to classify a finance lease. Finally please also clarify how you considered the definitions in paragraph 4 of IAS 17 and paragraph 8 of IAS 17.

Receivables, page 168

8.   We note you derecognize sold and factored receivables when the Company has given up control or continuing involvement. Explain to us how you determine the company has given up control or continuing involvement. Also explain to us how you account for any rights retained or obligations assumed in the transfer. Refer to paragraphs 17 – 20 of IAS 39, including paragraph 20(c) thereof.

18 Pensions and other post retirement benefits, page 189

9.   We note herein and in the management discussion and analysis that there were curtailment gains totaling EUR 134 million in retiree medical plans in 2009. However, we did not note any explanation regarding the reasons for the curtailment gain. In order to help the readers of your financial statements, please expand your disclosure in MD&A in future filings to disclose the underlying reasons for the curtailment gain and provide us with your proposed disclosure.

30 Share-based compensation, page 198

10.   We note that you issued personnel debentures with a 2-year right of conversion into common shares of Royal Philips Electronics starting three years after the date of issuance with a conversion price equal to the share price on that date. Please tell us about the significant terms of these debentures and how you are accounting for them and why. Cite the accounting literature you relied upon and how you applied that literature.

       As appropriate, please revise your future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

P-J. Sivignon
Koninklijke Philips Electronics N.V.
April 1, 2010
Page 4

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Alicia Lam at (202) 551-3316 or Dan Morris at (202) 551-3601 if you have questions on other comments.

                            Sincerely,

                            Kate Tillan
                            Assistant Chief Accountant